

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Via E-mail
Rick L. Wessel
Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, TX 76011

> **Re: First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response dated January 27, 2012**
> **File No. 000-19133**

Dear Mr. Wessel:

We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 16 – Geographic Areas

1. We note your proposed disclosure stating individual stores and regional geographic markets have been aggregated into one reportable segment. If, as you state in your response, that each individual store is an operating segment, please tell us what your regional geographic markets represent. Further, if your regional geographic markets are not operating segments, please tell us the guidance you relied upon for aggregation with the individual stores, i.e., operating segments.

2. Your accounting policy for goodwill states you identified three reporting units or components for the purpose of measuring the recoverability of goodwill: U.S. Pawn

Operations, U.S. Short-Term Loan Operations and Mexico Operations. A reporting unit is an operating segment or one level below an operating segment, a component. You have stated that each individual store represents an operating segment under ASC 280. Please explain how the three reporting units U.S. Pawn Operations, U.S. Short-Term Loan Operations and Mexico Operations identified under ASC 350-20-35 for the purpose of measuring the recoverability of goodwill relate to your operating segments which you identified as individual stores.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief